1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ELISE M. DOLAN elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax

November 28, 2012

VIA EDGAR

Mr. Houghton R. Hallock

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Nos. 033-17619 and 811-05349

Dear Mr. Hallock:

This letter responds to comments you provided to me and to Jessica Howell in a telephonic discussion on November 7, 2012, with respect to your review of Post-Effective Amendment No. 332 (“PEA No. 332”) to the Trust’s registration statement filed with the Securities and Exchange Commission (“SEC”) on September 14, 2012. PEA No. 332 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs World Bond Fund (the “Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: In the Fund’s fee table, please indicate whether the Fund’s expense limitation is a waiver and/or a reimbursement.

Response: The use of the term “expense limitation” is a standard convention for the Goldman Sachs Funds. We believe that this is an appropriate descriptive caption as permitted by Instruction 3(e) to Item 3 of the Form, and accordingly, the Fund respectfully declines to modify its disclosure in this regard.

2.	Comment: Please consider defining the term “Investment Adviser” in the Summary—Principal Strategy section of the Fund’s Prospectus.

Response: The term “Investment Adviser” is defined in the Summary—Portfolio Management section of the Prospectus, as is standard convention for each of the Goldman Sachs Funds. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

November 28, 2012 Page 2

3.	Comment: Although the term “World” is not covered by Rule 35d-1, the SEC Staff holds the position that a Fund with “World” in its name should maintain a significant portion of its assets in investments outside the U.S. Please explain how the Fund intends to comply with this position.

Response: The Fund expects to invest at least 40% of its assets in non-U.S. investments, except to the extent non-U.S. investments represent less than 40% of the Fund’s index. We have revised the Fund’s principal strategy accordingly.

4.	Comment: Please clarify the following sentence in the Fund’s principal strategy: “While the Fund will generally not hedge its non-U.S. currency exposure, the Fund may engage in currency transactions to seek to enhance returns and to seek to hedge its portfolio against currency exchange rate fluctuations.”

Response: We have incorporated your comment. The amended language now reads as follows: “The Fund may, but generally will not, hedge its non-U.S. currency exposure. The Fund may engage in currency transactions to seek to enhance returns.”

5.	Comment: Please clarify in the Prospectus how the fiscal tilt of the Fund’s index is calculated.

Response: We have incorporated your comment.

6.	Comment: Please provide disclosure in the Fund’s Prospectus describing custodial receipts.

Response: The Prospectus includes disclosure in Appendix A—Portfolio Securities and Techniques describing the uses of and risks associated with investing in custodial receipts. The Fund believes this disclosure to be appropriate. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

7.	Comment: If relevant and significant to the Fund’s management, please indicate what the anticipated average maturity of the Fund’s portfolio securities will be.

Response: The Fund is not expected to be managed in a manner that takes into account the maturity of its portfolio securities, and thus does not believe that its anticipated average maturity will be relevant or significant to its management.

November 28, 2012 Page 3

8.	Comment: Please consider whether it would be appropriate to incorporate disclosure regarding the investment adviser’s fixed income investing philosophy into the Summary—Principal Strategy section of the Fund’s Prospectus.

Response: The investment adviser’s fixed income investing philosophy is descriptive of its overall philosophy with respect to fixed income investing. While the Registrant believes that this disclosure is valuable to investors, the Registrant does not believe that it is appropriate to include in the Fund’s Summary, and respectfully declines to modify its disclosure in this regard.

Very truly yours,

/s/ Elise M. Dolan

Elise M. Dolan

cc:	Matthew Wolfe, Goldman Sachs Asset Management, L.P.
Jessica Howell, Dechert LLP